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                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549
                               -------------------
                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
            (Pursuant to Section 13(e) (1) of the Securities Exchange
                                  Act of 1934)

                                Datalink.net, Inc.
                                ------------------
                                (Name of Issuer)

                                Datalink.net, Inc.
                      ------------------------------------
                      (Name of Person(s) filing Statement)

                                 Agent's Warrants
                         ------------------------------
                         (Title of Class of Securities)

                                      None
                      ------------------------------------
                      (CUSIP Number of Class of Securities)


                             Anthony N. LaPine, President
                                 Datalink.net, Inc.
          1735 Technology Drive, Suite 790, San Jose, California 95110
                                 (408) 367-1700
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Person(s) Filing Statement)

                                 With copies to:


                               James P. Beck, Esq.
                         Krys Boyle Freedman & Sawyer, P.C.
                     600 17th Street, Suite 2700 South Tower
                             Denver, Colorado  80202
                                 (303) 893-2300

                                 August 26, 1999
     ----------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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                            CALCULATION OF FILING FEE
_____________________________________________________________________________

   Transaction Valuation                              Amount of Filing Fee
     $533,375.75 (1)                                       $106.67
   _____________________                              _____________________

___ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  __________                Filing party:_____________

Form or registration no.:__________                Date filed:  _____________

_____________________________________________________________________________

(1) Pursuant to Rule 0-11(a)(4), since no market exists for the Agent's Warrants, the transaction is valued based on the 145,880 shares of Common Stock that may be exchanged for the Agent's Warrants multiplied by the average of the closing bid and ask prices of the Issuer's Common Stock on August 24, 1999, as reported on the OTC Bulletin Board.




































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     This statement relates to an offer by Datalink.net, Inc., a Nevada corporation (the "Company"),to exchange one (1) share of Common Stock for each six (6) Common Stock Purchase Warrants ("Agent's Warrants") tendered effective upon the filing of this statement until September 23, 1999, unless extended by the Board of Directors. Each Agent's Warrant entitles the registered holder thereof upon exercise to purchase one share of Common Stock, par value $.01, at $3.75 per share. There are currently 875,280 Agent's Warrants outstanding.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the Company is Datalink.net, Inc. The address of its principal executive office is 1735 Technology Way, Suite 790,
          San Jose, California 95110.

     (b) The securities being sought are any and all of the Company's Agent's Warrants. There are 875,280 Warrants presently outstand-ing. No Officers, Directors or Affiliates of the Company own no Agent's Warrants, except for Commonwealth Associates, an affiliate, which owns 418,553 Agent's Warrants, Michael S. Falk, the chairman and controlling equity owner of Commonwealth Associates, who owns 180,767 Agent's Warrants, and Peter Allard, an affiliate, who owns 100,000 Agent's Warrants.

     (c) There is currently no established trading market for the Agent's Warrants.

     (d)  Not applicable; the Company is filing this statement.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER COMPENSATION.

     No funds or other consideration are being offered by the Company in exchange for the Agent's Warrants. Only shares of Common Stock are being offered in exchange offer.

ITEM 3. PURPOSE OF TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
        AFFILIATE.

     The exchange offer is being made in order to reduce the number of Agent's Warrants outstanding and to provide the holders of such warrants the opportunity to receive Common Stock without having to exercise such warrants and pay cash or use the "cashless exercise" features of such warrants. The large number of warrants outstanding may have a negative impact on potential investors and on the market for the Company's Common Stock due to the potential dilution of shareholders' interests. All Agent's Warrants received will be cancelled. There are no present plans of proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;


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     (d)  Any change in the present board of directors or management of the issuer including, but not limited to, any plans or proposals to change the number of the terms of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer;

     (e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the issuer;

     (f) Any other material change in the issuer's corporate structure or business, including, if the issuer is a registered closed-end investment company, any plans or proposals to make, any changes in its investment policy for which a vote would be required by
          Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Company's charter, bylaws or instruments correspond-ing thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of equity security of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

     (j) The suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Act.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     Neither the Company nor, to the best knowledge of the Company, any of the Executive Officers or Directors of the Company or any associate or subsidiary of any of the foregoing, has engaged in any transactions involving the Agent's Warrants during the 40 business days prior to the date hereof.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     None.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     None.

ITEM 7.  FINANCIAL INFORMATION.

     (a) Incorporated by reference are the financial statements which are included in and are part of the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1999, and Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999.

     (b) The effect of the issuer tender offer is not expected to have a material effect on the Company's financial statements.



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ITEM 8.  ADDITIONAL INFORMATION.

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NUMBER        EXHIBIT NAME


     (a)(1)                Offering Circular dated August 26, 1999

     (a)(2)                Form of Letter of Transmittal

     (a)(3)                Form of Letter to Warrantholders




                                  SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

                                   DATALINK.NET, INC.



Date:  August 26, 1999             By:/s/ Anthony N. LaPine
                                      Anthony N. LaPine, President











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